WESCO FINANCIAL CORPORATION
301 East Colorado Boulevard
Suite 300
Pasadena, California 91101-1901
(626) 585-6700
December 21, 2005
Ms. Nili Shah
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
1 Station Place, N.E., Stop 0510
Washington, D.C., 20549

Re:	Wesco Financial Corporation
Form 10-K for the Year Ended December 31, 2004
File No. 1-4720
Dear Ms. Shah:
     The purpose of this letter is to respond to your letter dated December 2, 2005. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the point as stated in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2004
Goodwill, page 28
1.	We have read your response to prior comment 8. In future filings, please revise your critical accounting policy to disclose the following:
•	Your consideration of the impact of the cyclicality of the furniture rental business on your goodwill impairment test.

•	The nature of your assumptions, including an analysis of their specific sensitivity to change.

•	A discussion of the circumstances in which goodwill in future periods could become impaired such as (1) situations where fair value of the reporting unit is just “slightly” above the carrying value of the reporting unit or (2) situations where the headroom between the fair value and the carrying value of the reporting unit is declining from period to period.

In future filings, we will expand our critical accounting policy disclosures to address the matters discussed above.
Consolidated Statement of Cash Flows, page 39
2.	We acknowledge your response to prior comment 13. However, based on your statement of cash flows, we note that the proceeds from sales of rental furniture, less gross profit that was included in net income appears to be 11.8% of the furniture rental segment’s sales. Accordingly, it appears that the majority of the revenue generated by your rental furniture is derived from its rental, as opposed to its sale. Please confirm, if true, that our understanding is appropriate.
Gross revenues from sales of furniture have approximated 19% of furniture segment revenues in recent years. That figure includes both the gross profit on sales, included in net income reported on the statement of cash flows, and the proceeds from sales, less the gross profit figure, that you have properly indicated to be 11.8% of the furniture segment’s sales.
If so, please explain your consideration of paragraph 24 and 87 of SFAS No. 95. These paragraphs indicate that cash outflows from the acquisition of and inflows from the sale of equipment to be rented to others are generally investing activities, unless the assets are to be rented to others for short periods and then sold. However, as noted in your response, because rental furniture is held for approximately 36 months prior to sale and because the majority of the revenue related to rental furniture appears to be derived from rental, rather than sale, it would appear that both cash outflows from acquisition of and inflows from the sale of rental furniture should be classified as investing activities in the statement of cash flows.

In addition, citing relevant accounting literature, please tell us your basis in GAAP for classifying proceeds from the sale of rental furniture as revenue in your statement of operations. As part of your response, please tell us your consideration of the classification of these proceeds in the statement of cash flows in determining the classification in your statement of operations. For example, if you determine that the cash flows from the purchase and sale of rental furniture should be classified as an investing activity, please tell us your basis for continued presentation of proceeds as revenue in your statement of income.

The following commentary is presented in order to clarify the Company’s views with respect to the treatment of cash flows associated with the overall furniture rental business as well as the associated treatment of those sales in the Company’s statement of income.

The Company’s furniture rental business operated by CORT is comprised of two principal activities: the rental of furniture and the sale of furniture. As part of the business model, retail sales of furniture is an important aspect of the overall business, and as a result it is not considered peripheral or incidental in nature. Therefore, when CORT purchases furniture it is purchasing assets similar to inventory. While we believe our historical presentation of the cash inflows and outflows of CORT’s furniture business was in accordance with the spirit of SFAS No. 95 and was also consistent with the nature of the utilization of assets in our business model, which is further elaborated below, it appears to be more appropriate to have all such cash inflows and outflows associated with the purchase and sale of furniture classified together in the statement of cash flows.

We believe that our business model is to rent and sell furniture. As such, we believe that SFAS No. 95 allows for the classification of CORT’s purchase of furniture for rental activities as cash used in operating activities. Paragraph 87 contains the following statement: “...productive assets are sometimes acquired or produced to be a direct source of the enterprise’s revenues, such as assets to be rented to others for a short period and then sold. In those circumstances, the nature of those assets may be similar to inventory in a retailing business. Accordingly, the acquisition or production and subsequent sale of such assets are appropriately classified as operating activities.”

We believe the term “short period of time,” is subjective and subject to reasonable interpretation. The nature of CORT’s furniture sales operation, described below, is a retailing operation.

Your request for us to support the inconsistent classifications encourages us to reconsider the matter. We believe it is appropriate to reclassify the cash used in purchases of rental furniture to operating activities in order to consistently treat cash inflows and outflows, and to be consistent with the nature of CORT’s business activities: furniture rental and sales.

Following is the principal support for our belief that furniture sales activities are appropriately considered operating activities (data is as of 2004 yearend):
•	CORT’s furniture retailing operation is an integral part of its business. CORT’s operations are conducted in 52 districts where general managers have responsibility for both furniture rental and retail sales. Those districts encompass 174 facilities, in which 87 facilities in 34 states devote significant square footage to retail furniture sales.

•	Area Managers and Vice Presidents devote management time overseeing both the rental and retail efforts. The operating results of furniture rental and of retail sales are measured against operating budgets and projections by senior CORT management who devote substantial time and effort to managing the furniture rental as well as the retail sales activities.

•	The retail facilities are staffed by 167 full-time, commissioned, sales staff and management who are dedicated to the retail aspect of CORT’s furniture business.

•	In CORT’s business model, furniture is purchased new for rental to residential and commercial customers and is depreciated on a declining balance method over three to five years with estimated salvage values of 25 to 40 percent. Each piece of furniture typically remains in the “rental” stock for about 36 months, during which time it may be rented two or three times. When furniture is moved into the retail stock, the retail manager reviews each item and assigns a grade based on its condition to establish pricing so that CORT may obtain the maximum margin on the sale of the item. This process enables CORT to maximize the return on its business. The high gross margin earned in retailing the previously rented furniture justifies the utilization of such significant resources versus alternate disposal methods that would result in lower margins. The integrated procedures used in CORT’s furniture business are a principal factor enabling CORT to maintain its competitive advantage, which has resulted in its national presence and significant market share in its niche industry.

•	Several hundred warehouse and delivery personnel devote substantial time to the retail stock but do not differentiate their time between rental and retail stocks.

•	CORT refurbishes all furniture intended for sale before placing it into its warehouse and subsequently delivering it to its retail showrooms, in the same manner as it refurbishes its rental furniture stock.

•	Retail sales of new furniture, although modest in volume, are an integral part of CORT’s “full-service” business model. In addition to its rent-to-rent business, CORT offers its customers a rent-to-own option, typically transferring the furniture and recording the sale as a retail transaction after a 15-month period.

•	CORT advertises its furniture for sale through use of four separate websites, direct marketing mailers, radio and television advertising, and billboards.

•	CORT’s retail margin was 37% for 2004, akin to margins of furniture retailing operations by dedicated retailers of new furniture. It is believed that the maximization of the retail margin is a critical factor in enabling CORT to maintain competitive pricing of its rental stock.

•	Retail sales accounted for $67 million of CORT’s revenues in 2004, representing 19% of its overall revenues for that year.

We believe the foregoing explains how the retailing of furniture is an important and integral part of CORT’s business operations based on the percentage of sales and the resources of space, personnel and management focus that are dedicated to those operations. We believe that the foregoing also explains how the retailing of used furniture is integral to the overall business of furniture rental and in keeping with Statement of Financial Accounting Concepts No. 6 (“CON 6”), paragraph 78, that its operating results should be reflected as revenues in operating income, as opposed to their reflection as gains or losses. We believe that this treatment is consistent with paragraphs 82 and 83 of CON 6 which indicates that gains or losses are “...from peripheral or incidental transactions of an entity...” Accordingly, we believe that the nature of CORT’s integrated furniture operations is consistent with operating treatment in the statement of cash flows, and for revenue treatment for the retail furniture sales in the statement of operations.
In summary, when CORT purchases furniture, it is purchasing assets similar to inventory, and therefore it is appropriate to classify the cost of furniture purchases as cash used in operating activities on the statement of cash flows, and we will do so on a go-forward basis effective with our Annual Report on Form 10-K for the year 2005. We will also reclassify the cost of furniture purchases to operating activities for each of the two prior years included on the consolidated statement of cash flows, and explain our reclassifications in a note to the consolidated financial statements.
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Should you have any questions, please contact the undersigned at (626) 585-6700.

Yours very truly, WESCO FINANCIAL CORPORATION
/s/ Jeffrey L. Jacobson

Jeffrey L. Jacobson
Vice President and Chief Financial Officer